Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus
Supplement Dated August 15, 2022
Registration No. 333-260993
August 19, 2022

Term Sheet

$65,000,000

6.000% Fixed-to-Floating Rate Subordinated Notes due 2032

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated August 15, 2022 (the “preliminary prospectus supplement”) and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in such preliminary prospectus supplement.

Issuer:	Flushing Financial Corporation, a Delaware corporation (the “Company”)

Security:	6.000% Fixed-to-Floating Rate Subordinated Notes due 2032 (the “Notes”)

Aggregate Principal Amount:	$65,000,000

Ratings:

BBB- by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	August 19, 2022

Settlement Date:	August 24, 2022 (T+3)*

Final Maturity Date (if not previously redeemed):	September 1, 2032

Coupon:	6.000% per annum, from and including the Settlement Date to, but excluding September 1, 2027 (the “Fixed Rate Period”), payable semi-annually in arrears. From and including September 1, 2027 to, but excluding, the Final Maturity Date or earlier redemption date (the “Floating Rate Period”), a floating per annum rate equal to the then-current Three-Month Term SOFR (provided, however, that, in the event Three-Month Term SOFR is less than zero, Three-Month Term SOFR shall be deemed to be zero) plus 313.0 basis points, payable quarterly in arrears.

Interest Payment Dates:	Interest on the Notes will be payable on March 1 and September 1 of each year through, but excluding, September 1, 2027, and quarterly thereafter on March 1, June 1, September 1 and December 1 of each year to, but excluding, the Final Maturity Date or earlier redemption date. The first interest payment will be made on March 1, 2023.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: 360-day year and the number of days actually elapsed

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of September 1, 2027 and on any Interest Payment Date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may redeem the Notes, at any time prior to the Final Maturity Date, including prior to September 1, 2027, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, the date of redemption.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof

Use of Proceeds:	The Company intends to use the net proceeds of this offering for general corporate purposes, which include providing capital to support our growth organically or through strategic acquisitions and for investing in the Bank as regulatory capital.

Price to Public:	100.00%

Underwriters’ Discount:	1.25% of principal amount

Proceeds to the Company (after underwriters’ discount, but before expenses):	$64,187,500

Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

•     will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future senior indebtedness (as defined in the preliminary prospectus supplement under “Description of the Notes — Subordination of the Notes”);

•     will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•     will rank senior in right of payment and upon the Company’s liquidation to (i) its existing junior subordinated debentures underlying outstanding trust preferred securities and (ii) any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to indebtedness such as the Notes; and

•     will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation Flushing Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of June 30, 2022, on a consolidated basis, the Company’s outstanding debt and deposits totaled approximately $7.5 billion, which includes approximately $6.4 billion of deposit liabilities. In addition, as of June 30, 2022, the Company had no indebtedness that would rank senior to the Notes, $123.1 million of indebtedness that would rank pari passu to the Notes, and $55.4 million of indebtedness that would rank junior to the Notes.

CUSIP / ISIN:	343873 AC9 / US343873AC95

Lead Book-Running Manager:	Piper Sandler & Co.

Joint Book-Running Manager:	Keefe, Bruyette & Woods, Inc.

* The Company expects that delivery of the Notes will be to investors on or about the Settlement Date indicated above, which will be the third business day following the Trade Date (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Purchasers who wish to trade the Notes prior to delivery of the Notes will be required to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their advisors.

The Company has filed a shelf registration statement (File No. 333-260993) (including a base prospectus) and the related preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by contacting Piper Sandler & Co. by telephone at (866) 805-4128 or by email at FSG-DCM@psc.com or Keefe, Bruyette & Woods, A Stifel Company by telephone at (800) 966-1559 or by email at USCapitalMarkets@kbw.com.